ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS – 49	September 2, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE REAFFIRMS ITS BUSINESS IS ON-TRACK

Vancouver, B.C, September 2, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today that its business is on-track and that the Company is not aware of any reason for today’s magnified trading. AccelRate remains committed to building its business and expanding the market for its world-leading battery charger technology.

“Our business is solid, our relationship with Hawker Powersource is very strong, and we will receive revenue in September 2005, which will be reflected in our third quarter results, from the delivery of our first commercial product line for the North American motive power market,”
said Reimar Koch, President and Chief Executive Officer of AccelRate Power Systems. “It is unclear why the market has reacted negatively when AccelRate’s business fundamentals are apparent, and we are at one of the most encouraging moments in the Company’s history.
We will continue to focus on the business and creating shareholder value.”

About AccelRate
AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.